Exhibit 20.1

ZION OIL & GAS, INC.

October 27, 2006

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on November 16, 2006

To Our Shareholders:

Notice is hereby given that the 2006 Annual Meeting of Shareholders of Zion Oil & Gas, Inc., (The "Company") will be held on Thursday, November 16, 2006, at 10:00 a.m. (Dallas local time) at the offices of Zion Oil & Gas Inc, 6510 Abrams Road, Suite 300, Dallas, Texas to:

1. Elect John M. Brown, Forrest A. Garb, Robert Render and James A. Barron as directors to serve three-year terms expiring at the 2009 Annual Meeting of Shareholders or until their successors are duly elected and qualified; and

2. Transact any other business that may properly come before the meeting.

A proxy statement and proxy card are enclosed.

The Board of Directors has determined that owners of record of the Company's common stock at the close of business on November 1, 2006 are entitled to notice of and to vote at the annual meeting, subject to certain voting agreements described in the proxy statement. As of the date of this Notice, there were 8,040,888 shares of common stock outstanding.

A complete list of shareholders entitled to vote at the meeting will be available for examination at the offices of the Company at 6510 Abrams Road, Suite 300, Dallas, Texas 75231, for ten (10) days prior to the meeting. This Notice of Annual Meeting of Shareholders is first being mailed to shareholders entitled to notice of, and to vote at, the meeting on or around October 27, 2006.

By Order of the Board of Directors,

Eugene A. Soltero

Chief Executive Officer

Your Vote Is Important

To be sure your shares are represented at the meeting, please complete, date, sign, and return your proxy form in the enclosed postage-paid envelope as soon as possible. You may vote in person at the meeting even if you send in your proxy form unless you have given an irrevocable proxy to another person.